Exhibit (a)(36)

EFiled: Feb 27 2012 6:46PM EST

Transaction ID 42742616

Case No. 7286-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES ELLIOT, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ILLUMINA, INC., WILLIAM H.	)
RASTETTER, JAY T. FLATLEY, BLAINE	)
BOWMAN, DANIEL M. BRADBURY,	)
KARIN EASTHAM, PAUL C. GRINT,	)
GERALD MÖLLER, DAVID R. WALT, and	)
ROY WHITFIELD,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, which included, among other things, a review of Illumina, Inc.’s (“Illumina” or the “Company”) and Roche Holding, AG’s (“Roche”) filings with the United States Securities and Exchange Commission (“SEC”), and articles in the general and financial press, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of Illumina, against the Company and its Board of Directors (the “Board” or the “Individual Defendants”) (collectively, the “Defendants”), in connection with the Board’s breaches of fiduciary duties in failing to adequately consider an all-cash tender commenced by Roche to acquire each share of the Company’s common stock in a tender offer for $44.50 per share in cash, or a total of $5.7 billion (the “Tender Offer”). The Tender Offer is not subject to any financing or due diligence condition.

2. In response to the Tender Offer, on January 26, 2012, the Company adopted a Stockholders Rights Agreement, or “Poison Pill,” that could make the Tender Offer prohibitively expensive and effectively stop the Tender Offer. The Individual Defendants have refused to renounce invocation of the Poison Pill, to the detriment of the Company’s shareholders. This Court cannot allow the Board’s defensive measures, which are entirely unreasonable in relation to the threat of a value-maximizing transaction, to stand in the way of shareholders’ consideration of the Tender Offer or a similar or superior competing proposal, should one occur.

3. The Individual Defendants have refused to give due consideration to the Tender Offer and are acting to entrench themselves to the detriment of the Company’s shareholders. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to consider the Tender Offer and maximize shareholder value in connection with any sale of the Company.

THE PARTIES

4. Plaintiff is and has been continuously throughout all times relevant hereto the owner of Illumina common stock.

5. Defendant Illumina, a Delaware corporation with its executive offices in San Diego, California, is a developer, manufacturer, and marketer of life science tools and integrated systems for the analysis of genetic variation and function.

6. Individual Defendant William H. Rastetter (“Rastetter”) is Chairman of the Company’s Board, and was at all relevant times a member of the Board. Rastetter has been a director of the Company since November 1998 and Chairman of the Board since January 2005. According to Illumina’s 2011 Annual Proxy Statement filed with the SEC on Form Schedule 14A on March 24, 2011 (the “2011 Annual Proxy”), the Company paid Rastetter more than $450,000 in cash and other compensation for its fiscal year ended January 2, 2011 (“Fiscal 2011”).

7. Individual Defendant Jay T. Flatley (“Flatley”) is, and was at all relevant times, President and Chief Executive Officer (“CEO”) of Illumina, and a member of the Board. Flatley was appointed Illumina’s President and Chief Executive Officer (“CEO”) in October 1999. According to the 2011 Annual Proxy, the Company paid Flatley more than $5.6 million in cash and other compensation for its Fiscal 2011.

8. Individual Defendant Blaine Bowman (“Bowman”) is, and was at all relevant times, a member of the Board. Bowman has been a member of the Board since January 2007. According to the 2011 Annual Proxy, the Company paid Bowman more than $425,000 in cash and other compensation for its Fiscal 2011.

9. Individual Defendant Daniel M. Bradbury (“Bradbury”) is, and was at all relevant times, a member of the Board. Bradbury has been a member of the Board since January 2004. According to the 2011 Annual Proxy, the Company paid Bradbury more than $ 419,000 in cash and other compensation for its Fiscal 2011.

10. Individual Defendant Karin Eastham (“Eastham”) is, and was at all relevant times, a member of the Board. Eastham has been a member of the Board since July 2004. According to the 2011 Annual Proxy, the Company paid Eastham more than $450,000 in cash and other compensation for its Fiscal 2011.

11. Individual Defendant Paul C. Grint (“Grint”) is, and was at all relevant times, a member of the Board. Grint has been a member of Board since April 2005. According to the 2011 Annual Proxy, the Company paid Grint more than $440,000 in cash and other compensation for its Fiscal 2011.

12. Individual Defendant Gerald Möller (“Möller”) is, and was at all relevant times, a member of the Board. Möller has been a member of the Board since July 2010. According to the 2011 Annual Proxy, the Company paid Möller more than $760,000 in cash and other compensation for its Fiscal 2011.

13. Individual Defendant David R. Walt (“Walt”) is, and was at all relevant times, a member of the Board. Walt is one of the Company’s founders and has been a director and Chairman of its Scientific Advisory Board since June 1998. According to the 2011 Annual Proxy, the Company paid Bradbury more than $410,000 in cash and other compensation for its Fiscal 2011.

14. Individual Defendant Roy Whitfield (“Whitfield”) is, and was at all relevant times, a member of the Board. Whitfield has been a member of the Board since January 2007. According to the 2011 Annual Proxy, the Company paid Bradbury more than $448,000 in cash and other compensation for its Fiscal 2011.

15. The Defendants identified in ¶¶ 6-14 are collectively referred to herein as the “Individual Defendants.”

16. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the Company’s other public shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. The Company’s directors owe its shareholders the highest fiduciary duties of loyalty and good faith, as well as due care and full and candid disclosure. In accordance with these duties, the Individual Defendants are obligated to:

(a) objectively evaluate any reasonable acquisition proposal, including the Tender Offer, to determine whether it is in the best interests of the Company and its public shareholders;

(b) attempt to maximize shareholder value by considering all bona fide offers or strategic alternatives, including the Tender Offer; and

(c) refrain from participating in any transaction in which their loyalties are divided.

18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Tender Offer, have violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, including the duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure. Indeed, by failing to adequately consider the Tender Offer and the considerable premium that it appears to offer to shareholders, the Individual Defendants cannot possibly satisfy their obligation to maximize shareholder value and may dissuade other potential acquirors from making a viable competing bid for the Company.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23, individually and on behalf of all holders of Illumina common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

20. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. Illumina’s stock is publicly traded on the NASDAQ GS Exchange and as of January 31, 2012, the Company had 122,327,021 shares of common stock outstanding (excluding 44,674,339 shares held in treasury). As a result, plaintiff believes that there are hundreds, if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact, which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have breached any of their fiduciary duties to plaintiff and the other members of the Class, including the duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure; (ii) whether the Individual Defendants have breached their fiduciary duty to maximize shareholder value by securing and obtaining the highest and best price reasonable under the circumstances; (iii) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage offers for the Company or its assets; and (iv) whether the Individual Defendants have irreparably harmed plaintiff and the other members of the Class;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the rest of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants. In addition, adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Roche Approaches Company Management about an Acquisition

21. Roche has been attempting for months to engage the Company’s management and Board in negotiations regarding a possible takeover of the Company. As far back as November 1, 2011, Rastetter spoke with Dr. Arthur D. Levinson (“Levinson”), a member of Roche’s board of directors, during which conversation Levinson informed Rastetter of Roche’s desire to make an equity investment in Illumina and to work with Illumina in the field of sequencing-based molecular diagnostics. Levinson apparently highlighted the leadership position that Illumina occupies in the sequencing field and described the relative weakness of Roche’s technology in such field. Levinson then proposed an in-person meeting with Rastetter and Dr. Franz Humer (“Humer”), the Chairman of Roche, to discuss further the topics raised during the telephone call. Rastetter agreed to the meeting.

22. Rastetter and Flatley met with Humer and Levinson on December 13, 2011. During the meeting, Humer expressed Roche’s interest in acquiring Illumina. Humer stated a preference that Roche acquire Illumina on friendly terms, but did not discuss a potential price. Rastetter and Flatley indicated that they were not prepared to respond to such an indication of interest at that time. Humer expressed a desire to begin due diligence and suggested steps to facilitate that process, and requested feedback from the Company regarding its interest in a transaction before the end of 2011.

23. The following day, the Company’s Board met and immediately began discussing ways to ward off Roche’s approach, including the Company’s takeover defenses. The Board then determined to hire the Company’s “long time financial advisor,” Goldman, Sachs & Co. (“Goldman Sachs”), to assist them. Among other things, Goldman Sachs was familiar with the Company, having served as lead underwriter in connection with Illumina’s initial public offering, had been engaged by Illumina in a variety of subsequent transactions and contexts, and had extensive familiarity with Illumina and its business. Perhaps even more troubling is the fact that Goldman Sachs also is a counterparty to certain derivatives transactions with Illumina entered into in connection with Illumina’s convertible bond offering in February 2007. A deal with Roche would effect amounts owed by Illumina to Goldman Sachs—to the tune of $272.8 million if the deal with Roche were to be successful. Goldman Sachs recognized the potential for serious conflict that this position posed, going so far as to note that the Board would need to be fully informed regarding such transactions and any appearance of a conflict that might arise therefrom if Goldman Sachs were to be engaged as financial advisor. The Board was not daunted. Goldman Sachs also decided to protect itself by short selling about 10.2 million shares of Company stock.

24. On December 14, 2011, the Board also approved the establishment of a “Transactions Committee” consisting of Rastetter, Flatley, Bowman, and Bradbury.

25. On December 16, 2011, Illumina’s counsel received a draft of a Non- Disclosure Agreement (“NDA”) from Roche’s outside legal counsel. Presciently, and perhaps based on the initial lack of interest on the parts of Rastetter and Flatly, the NDA did not contain a “standstill” provision that would prevent Roche from, among other things, making an offer directly to Illumina’s stockholders without the consent of the

Board. Even early in the process, Roche appears to have determined that the Company’s Board and management might prove unresponsive or unwilling to fully and fairly consider any offer.

26. On December 20, 2011, Humer called Flatley to inquire about the Board’s reaction to Roche’s indication of interest. Flatley stalled, telling Humer that the Board would need to consult with financial advisors in connection with any “in-bound acquisition proposals,” including Roche’s indication of interest. Humer’s response was to repeat Roche’s interest in acquiring the Company. Humer then suggested that Roche would be willing to pay a premium of 50% per share. Flatley declined to respond at that time.

27. On December 21, 2011, rumors regarding a potential acquisition of Illumina drove the stock price seven percent higher.

28. On December 23, 2011, the Company’s Board met to consider Roche’s latest indication of interest, as well as to discuss certain preliminary discussions with Goldman Sachs with respect to the possibility of Goldman Sachs acting as Illumina’s financial advisor, including the fact that, if a transaction with Roche or another party were to be consummated, certain of the derivatives transactions with Illumina to which Goldman Sachs was a counterparty would be cancelled and Goldman Sachs would be entitled to receive a payment from Illumina in connection with the early cancellation of such transactions. Although the Board actually discussed possible ways in which to address this issue, including by engaging a financial advisor other than Goldman Sachs, it ultimately decided to retain its long-time advisor.

29. Flatley and Humer spoke on December 28, 2011, and Flatley again attempted to push Humer off. As a result, on January 3, 2012, Humer emailed a letter to Rastetter and Flatley setting forth Roche’s proposal to acquire Illumina at a price of $40 per share in cash, subject to certain conditions, including satisfactory completion of due diligence. The letter stated:

January 3, 2012

Mr. William Rastetter, Chairman

Mr. Jay Flatley, President, and Chief Executive Officer

Illumina, Inc.

9885 Towne Centre Drive

San Diego, CA 92121

Dear Bill,

Dear Jay,

Thank you very much for meeting with me on December 13 and for our subsequent telephone conversations on December 21 and December 28. However, I am disappointed that we have not been able to engage more substantively since our meeting, and with that in mind, I am writing to be specific about our proposal. I hope this additional information will be helpful to you and your Board and accelerate discussions between our companies. Accordingly, on behalf of Roche, I would like to formally propose to you and your Board an all-cash offer to acquire 100% of the issued and outstanding shares of Illumina’s common stock for $40.00 per share. This price represents a significant premium of 47% over Illumina’s closing stock price on December 21, the day before market rumors about a potential deal involving our companies drove Illumina’s stock price significantly higher. It also represents a 45% premium over the one month historical average and a 29% premium over the three month historical average of Illumina’s share price and a 28.6x multiple of Illumina’s projected forward earnings based upon analysts’ consensus estimates for your 2012 EPS.

We believe that the price we are offering is full and fair and expect that your shareholders would welcome the opportunity to sell their shares at a significant premium to current market prices. Our offer would be financed using cash from our balance sheet and borrowings available under our current credit facilities, and consequently, it is not subject to any financing contingency. We trust that you and your Board will agree that the transaction we are proposing is highly attractive.

We are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and other employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy as a standalone division under the Illumina brand, similar to the manner in which Roche has successfully developed its post-acquisition relationship with Vantaa Medical. To that end, we also intend to maintain the company’s headquarters in San Diego.

It is our preference to work with you and the Illumina Board to reach a mutually agreeable transaction. As explained during our December 13 meeting, we would like to engage in constructive dialogue with you and members of your team to jointly develop an optimal strategy for maximizing the value of our combined businesses. We believe that it is in the interest of both companies and your shareholders that we begin this dialogue immediately. Roche and its financial and legal advisors (Greenhill & Co., LLC, Citigroup Global Markets, and Davis Polk & Wardwell) stand ready to meet with you and your advisors immediately.

With our advisors, we have crafted this proposal on the basis of publicly available information. In order to consummate a transaction, we would need to complete satisfactory confirmatory due diligence and negotiate mutually acceptable transaction documentation. Accordingly, we do not believe that disclosure of this letter by Illumina or Roche is required. We intend to treat this letter as confidential and trust that you will do the same.

Given the significant value represented by our offer, as well as the implied premium, we are confident that your shareholders will support our proposal. Furthermore, we believe this offer positions you, your employees, and your other stakeholders for greater long-term success as part of a larger, more global organization. We truly hope that this letter will serve as a catalyst for prompt and productive discussions between our two companies. In view of the elapsed time since our December 13 meeting, I look forward to the response from you and your Board by January 16, 2012, and would ask that you or your advisors direct your response to Bob Greenhill (Chairman of Greenhill & Co., LLC) and Chris Hite (Global Head of Healthcare Investment Banking for Citigroup Global Markets, Inc.).

Very truly yours,

/s/ Franz B. Humer

Franz B. Humer

Chairman, Roche Holding Ltd

30. On January 3, 2012, in response to Humer’s January 3 letter, Flatley sent Humer an email confirming that he had received Humer’s letter and stating that Illumina was in the process of rescheduling the Board meeting for an earlier date to address Roche’s acquisition proposal.

31. On January 5, 2012, Humer sent an email to Flatley requesting that Illumina’s financial advisors contact Roche’s financial advisors (Greenhill & Co. (“Greenhill”) and Citigroup Global Markets Inc. (“Citi”)) in advance of the meeting of the Board.

32. Also on January 5, 2012, Illumina’s Transactions Committee met to consider the selection of Illumina’s financial advisors. At the meeting, representatives of Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and a second financial advisory firm delivered separate presentations to the Board. Apparently concerned with Goldman Sachs’ significant conflict, the Transactions Committee approved the selection of Goldman Sachs and BofA Merrill Lynch as Illumina’s financial advisors

33. On January 6, 2012, Flatley contacted Humer and informed him that Illumina had intended to engage Goldman Sachs and BofA Merrill Lynch as its financial advisors and suggested that Roche’s financial advisors arrange a call with Goldman Sachs. Flatley also informed Humer that a meeting of the Board to consider Roche’s acquisition proposal had been scheduled for January 17, 2012.

34. On January 9, 2012, representatives of Goldman Sachs participated in a telephonic conference call with representatives of Greenhill and Citi. The representatives of Greenhill and Citi communicated Roche’s dissatisfaction with the speed of Illumina’s response and the level of Illumina’s engagement in discussions with Roche.

35. On January 11, 2012, the Company’s legal advisors sent a draft NDA to Roche’s lawyers that contained a two-year “standstill” provision. Roche’s advisors quickly rejected this proposed provision.

36. On January 17, 2012, the Board met and considered Roche’s proposal to acquire Illumina for $40 per share, at which meeting the Board determined to reject such proposal.

37. On January 19, 2012, Flatley and Humer spoke telephonically. Flatley reported that the Board had met on January 17, 2012 and rejected Roche’s acquisition proposal. Following the call, Flatley sent the following letter to Humer electronically:

January 18, 2012

Via Email

Mr. Franz B. Humer

Chairman of the Board

Roche Holding Ltd.

Grenzacherstrasse 124

4070 Basel

Switzerland

Re: Roche’s proposal of January 3, 2012

Dear Franz:

As I had previously indicated would occur, our Board of Directors and financial and legal advisors met yesterday. We carefully considered your proposal to acquire Illumina, dated January 3, 2012, and additionally reviewed in detail our strategic plan and business forecasts. The Board is enthusiastic about our business and its prospects, and has unanimously determined that your proposal is not in the best interests of our shareholders.

We remain very excited about our strategic direction and our commitment to Molecular Diagnostics, and we will continue to focus on delivering value to our shareholders.

Sincerely,

/s/ Jay T. Flatley

Jay T. Flatley

President & CEO

38. On January 19, 2012, following receipt of Flatley’s letter, representatives of Greenhill and Citi participated in a telephonic conference call with representatives of Goldman Sachs and BofA Merrill Lynch. The Company’s financial advisors indicated that they did not have anything to add beyond the content of Flatley’s letter.

39. Humer phoned Rastetter on January 24, 2012, to convey his disappointment and convey Roche’s revised offer of $44.50 per share. Minutes after the call, Humer sent the following letter to Flatley electronically:

January 24, 2012

Mr. Jay Flatley

President and Chief Executive Officer

Illumina, Inc.

5200 Illumina Way

San Diego, CA 92122

USA

Dear Jay,

While I appreciate the time you have taken to speak with me over the course of the last several weeks, the lack of any substantive progress in our efforts to negotiate a business combination between Illumina and Roche, and your January 18 letter confirming your Board’s lack of interest in such a transaction, has led us to decide to publicly disclose our proposal to acquire all outstanding shares of Illumina at a price of $44.50 per share in cash. Accordingly, we will make this letter public simultaneously with my sending it to you.

Roche’s offer price of $44.50 per share in cash represents a substantial premium to Illumina’s unaffected market prices: a premium of 64% over Illumina’s closing stock price on December 21, 2011- the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher—a 61% premium over the one month historical average and a 43% premium over the three month historical average of Illumina’s share price, both as of December 21. It also represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012.

This is a compelling offer and we are confident that your stockholders will find it extremely attractive. We hope that your Board will now take the opportunity to negotiate a transaction that will allow your shareholders to realize this substantial value.

We believe that our proposal presents a unique opportunity for Roche and Illumina and their respective stockholders and Roche believes that it is imperative to continue to pursue this matter. The price, with the large premium it represents, is a full and fair one.

We have available cash on our balance sheet and borrowings under our credit facilities to complete the transaction and we therefore will not require a financing condition.

As I have expressed to you previously, we are mindful that you and your management team have contributed greatly to Illumina’s success. Roche contemplates continued employment of Illumina’s management and employees following the consummation of a transaction and we are prepared to work with you to develop mutually satisfactory employment arrangements. We intend to continue the Illumina legacy within the Roche Diagnostics Division, and to maintain the Illumina brand. To that end, we intend to combine our existing Roche Applied Science business with Illumina and move the business area’s headquarters to San Diego, California. We believe this approach should be attractive to your management and employees.

Roche has attempted to engage Illumina’s management and Board of Directors in a discussion on the merits of a business combination. Unfortunately, Illumina has been unwilling to engage in any meaningful dialogue on this matter. Therefore, while Roche continues to prefer a negotiated transaction with Illumina, Roche intends to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Illumina for $44.50 per share in cash. Additionally, in view of your Board’s response, we plan to nominate a slate of directors and make certain other proposals for the consideration of shareholders at Illumina’s 2012 annual meeting which, if adopted, would result in Roche-nominated directors comprising a majority of your Board.

We have engaged Greenhill & Co., LLC and Citigroup Global Markets Inc. as financial advisors and Davis Polk & Wardwell LLP as legal counsel to assist in completing this transaction. If you are willing to fully engage with us, we and our advisors are ready to meet with your representatives at any time to discuss this proposal and to answer any questions you have. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly. If you are interested in discussing a possible negotiated transaction, please contact me as soon as possible.

Very truly yours,

/s/ Dr. Franz B. Humer

Dr. Franz B. Humer

Chairman, Roche Holding Ltd

40. Later that same evening on January 24, 2012, Roche issued a press release announcing its revised proposal to acquire Illumina for $44.50 per share or an aggregate of approximately $5.7 billion on a fully diluted basis. Roche’s offer constitutes a 64% premium over Illumina’s market stock price on December 21, 2011, the day before rumors began to circulate of Roche’s intent. Roche’s proposed purchase price also represents a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s market price as of December 21.

The proposed purchase price represents a 30.1x multiple of Illumina’s projected forward earnings based upon analysts’ current consensus estimates for 2012. The Tender Offer will be subject to “customary conditions,” including the tender of a majority of Illumina’s shares of common stock on a fully diluted basis. Roche has announced that the Tender Offer will not be subject to a financing condition because it will be funded from available cash on Roche’s balance sheet and borrowings under its credit facilities.

41. In a Schedule Form 14A filed on January 25 (the “Form 14A”), Roche disclosed that it would solicit proxies at the next scheduled annual meeting of the Company to take certain action to elect Roche’s nominees to a majority of the Company’s Board. Roche disclosed its belief that such action was necessary in conjunction with the proposed tender offer because the Individual Defendants had unreasonably refused to engage with Roche regarding a value-maximizing transaction.

42. As set forth in an Executive Summary to Discussion Materials attached to a Roche presentation prepared by Greenhill and Citigroup and disclosed in a Roche Form 14A filed with the SEC on January 25, 2012 (the “Presentation Materials”), the Individual Defendants’ unwillingness to discuss a reasonable offer from Roche led to the Tender Offer.

43. Illumina responded with a press release of its own requesting that shareholders take no action as to Roche’s revised proposal until further notice.

44. On January 26, 2012, having rejected the proposed all cash offer, and having signaled its unwillingness to negotiate, the Individual Defendants invoked the Company’s Poison Pill to block Roche. In a Form 14D-9 filed with the SEC on January 26, 2012, the Company issued a press release publicly announcing, among other things, that the Individual Defendants had:

adopted a Rights Agreement, pursuant to which one preferred stock purchase right will be distributed as a dividend on each share of the Company’s common stock held of record as of the close of business on February 6, 2012 (the “Rights”). Initially, the Rights will be represented by the Company’s common stock certificates, or by the registration of uncertificated shares of common stock in the Company’s share register, and will not be exercisable.

The Company’s press release stated that the Individual Defendants had so acted specifically “in response to the announcement by Roche (RHHBY.PK) of its unsolicited acquisition proposal to acquire all of the outstanding shares of Illumina’s common stock for $44.50 per share in cash.”

45. As disclosed in the press release:

Under the Rights Agreement, with certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the Company’s common stock (which, as provided in the Rights Agreement, includes stock referenced in derivative transactions and securities), then each Right not beneficially owned by such beneficial owner will entitle its holder to purchase, at the Rights’ then-current exercise price, shares of the Company’s common stock having a market value of twice the Rights’ then-current exercise price. In addition, with certain exceptions, if, after any person or group has become a beneficial owner of 15% or more of the Company’s common stock, the Company becomes involved in a merger or other business combination, each Right will entitle its holder (other than such 15% or more beneficial owner) to purchase, at the Right’s then-current exercise price, common shares of the acquiring company having a value of twice the Rights’ then-current exercise price.

46. The Individual Defendants’ decision to adopt the Poison Pill in the face of Roche’s fully funded, non-discriminatory cash tender offer constitutes a violation of their fiduciary duties. No cognizable “threat” exists meriting the Individual Defendants’ disproportionate and unreasonable response to the Tender Offer. The offering price constitutes a non-coercive offer to purchase the Company at fair value. According to the Presentation Materials, the effective $44.50 per share offering price constitutes a substantial premium measured against several valuation metrics. The offering price represents a premium to the Company’s unaffected market price before rumors of a possible transaction leaked to the market. According to the Presentation Materials, $44.50 is superior to “premiums paid in precedent unsolicited transactions . . . implies a valuation multiple of 30.1x 2012E net income, which is higher than the Company’s publicly traded peers . . . implies 1-day and 1-month average premiums of 64% and 61% respectively, and LTM revenue and EBIDA multiples of 5.2x and 18.1x respectively, which are above precedent life science tools transactions,” and also “[e]xceeds median Wall Street research analyst price target of $34.00 as of January 23, 2012.”

Roche Commences the Tender Offer

47. On January 27, 2012, Roche commenced the Tender Offer.

48. On January 27, 2012, Illumina issued a press release that confirmed the commencement of the Tender Offer and that it would review the offer and advise stockholders of its formal position with respect to the Tender Offer within 10 business days. The Company also advised its stockholders to take no action as of that time pending the Board’s recommendation.

49. On January 31, 2012, Roche submitted to Illumina a notice of its nomination of a slate of four nominees for election to the Board at Illumina’s 2012 Annual Meeting of Stockholders and five alternate nominees, and a proposal, among other proposals, to increase the size of the Board from nine members to eleven members.

Notably, Roche’s proposal would require approval by a super-majority of shareholders. And, if approved, such notice provides for the nomination of a slate of an additional two directors to fill the two newly created directorships. Later that day, Illumina issued a press release that confirmed Roche’s submission.

50. During the morning of February 7, 2012, the Board convened to evaluate and consider the Tender Offer. After presentations from its advisors and discussion, the Board unanimously determined to recommend that Illumina’s stockholders reject the offer.

The Poison Pill Amplifies the Board’s Other Defensive Mechanisms and These Mechanisms Collectively Preclude a Value-Maximizing Transaction

51. In addition to the Poison Pill, the Company has numerous other defensive measures at its disposal. Among other things, for example, the Company is subject to the provisions of 8 Del. C. § 203, which precludes an entity that has acquired or is acquiring fifteen or more percent of a corporation’s stock from engaging in a “business combination” with a corporation for a three year period unless it satisfies certain criteria that are not present here.

52. Another preclusive defensive measure is the Company’s staggered Board. Pursuant to its Certificate of Incorporation, Illumina directors are elected into one of three classes for staggered three year terms. Shareholders do have the ability to change the number of directors by super-majority approval at an annual meeting, but the Company’s Certificate of Incorporation gives the Board unchecked power to alter Illumina’s bylaws. As a result, the Board can trump stockholder efforts to alter the Board, which, in turn, effectively renders the Board staggered against takeover attempts.

53. A negotiated transaction with Roche or any other potential buyer would represent significant value to Illumina shareholders. The three significant defensive mechanisms at the Board’s disposal give the Board ultimate control over any such offer. If left unchecked, the Board will use these devices to impede Roche and others, with the effect of entrenching themselves in their positions of power, all the while precluding a premium offer for the Company’s stock.

54. Whether to accept or reject the proposals from Roche is a watershed decision for Illumina stockholders. A fully negotiated transaction with Roche, or other bona fide offeror, would deliver higher value for the stockholders than hostile offers to acquire control. The Poison Pill, application of 8 Del C. § 203 and the Company’s staggered Board, if improperly used, will impede Roche’s willingness to increase the offer price to acquire stock held by public holders through a hostile route to obtain control. The Board is thus obligated to explore and negotiate the Tender Offer and work to obtain the highest offer in order to define what course is in the best interests of the public stockholders. The Board cannot evaluate Roche’s interest without conducting discussions. If the Individual Defendants are truly committed to exploring an alternative, the Board cannot, consistent with its fiduciary duties and Delaware law, “just say no” based on the Board’s passive consideration of the Roche proposal without discussions and negotiations.

55. The Illumina Board has failed to disclose material information regarding its review of the Roche proposal to the Illumina stockholders. For instance, the Board has not substantiated the claim that the Tender Offer is “grossly inadequate in multiple respects, dramatically undervalues Illumina and is not in the best interests of Illumina’s stockholders.” In doing so, the Board relies upon so-called “inadequacy” opinions issued by its bankers, Goldman Sachs and BofA Merrill Lynch, and provides shareholders with their boilerplate opinion letter. However, the Board fails to provide the Illumina stockholders with any value case upon which it relied in reaching such conclusions, including various presentations and value ranges upon which Illumina’s bankers base their “inadequacy” opinions. The Board also does not indicate what price it would consider adequate.

56. The “just say no” defense is an unreasonable response given these circumstances. The alternative of a negotiated acquisition of the Company (whether with Roche or another bona fide offeror) would present the shareholders with an opportunity to realize the intrinsic value of the Company.

57. Illumina’s Board owes fiduciary duties to Illumina’s stockholders in accordance with its Certificate of Incorporation. As such, the Individual Defendants may not use the Poison Pill and any other rights, assets, exclusions, exemptions or machinery of Illumina in breach of their duty of loyalty or to derive an improper benefit or in a manner inconsistent with their fiduciary duties, such as entrenching Board members or otherwise advancing their own special interests at the expense of Illumina’s stockholders.

58. In refusing to consider the Roche Tender Offer, Roche’s prior proposals, or other alternatives, the Individual Defendants are not acting in good faith and are deriving an improper personal benefit in impeding the sale of Illumina, at the expense of Illumina’s stockholders and in breach of their fiduciary duties.

59. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein, which have caused and will cause irreparable injury to them.

60. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

61. Plaintiff and the other members of the Class have no adequate remedy at law.

COUNT I

BREACH OF FIDUCIARY DUTY

62. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

63. By the acts, transactions and courses of conduct alleged herein, Defendants have violated their fiduciary duties of good faith, loyalty and due care at the expense of plaintiff and other members of the Class.

64. As alleged herein, the Individual Defendants have failed to, inter alia:

(a) Adequately consider the Tender Offer, including whether it maximizes shareholder value;

(b) Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Tender Offer or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in a market check or canvas of the industry;

(c) Ensure that the Poison Pill and Section 203 do not unreasonably dissuade or preclude value-maximizing transactions, including the Tender Offer; and

(d) Otherwise take the steps necessary to comply with their fiduciary duties.

65. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

66. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) Ascertain the true value of the Company;

(b) Evaluate the Tender Offer and other potential transactions;

(c) Enable the Company’s public shareholders to consider the Tender Offer in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d) Refrain from favoring their own interests over those of the Company’s public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e) Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Tender Offer or any alternate transaction.

67. Absent injunctive relief, plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands the following relief in his favor and in favor of the Class, and against Defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative and his counsel as Class counsel;

B. Requiring the Individual Defendants to properly exercise their fiduciary duties to plaintiff and the Class by, among other things, (i) ascertaining the true value of the Company, (ii) considering whether the Tender Offer or an alternate transaction maximizes shareholder value, (iii) ensuring that the Poison Pill and Section 203 do not unreasonably inhibit or preclude value-maximizing transactions, including the Tender Offer, and (iv) making full and fair disclosure of all material facts to plaintiff and the Class in connection with any potential transaction;

C. Declaring that the Individual Defendants have violated their fiduciary duties to plaintiff and the Class;

D. Awarding plaintiff the costs of this action, including a reasonable allowance for attorneys’ and experts’ fees and costs; and

E. Granting such other and further relief as this Court deems just and proper.

Dated: February 27, 2012	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

KAPLAN FOX & KILSHEIMER LLP

Robert N. Kaplan

Jeffrey P. Campisi

850 Third Avenue, 14th Floor

New York, NY 10022

(212) 687-1980

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